UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File No. 001-32269

A.                Full title of the plan and the address of the plan, if different from that of the issuer named below:

Extra Space Management, Inc. 401(k) Plan

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Extra Space Storage, Inc.

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, Utah 84121

Extra Space Management, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2010 and 2009

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To The Plan Administrators of the

Extra Space Management, Inc. 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Extra Space Management, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in assets available for benefits for the year ended December 31, 2010. These financial statements and the supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Extra Space Management, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010, and supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 23, 2011

Extra Space Management, Inc. 401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2010	2009
Assets

Investments, at fair value:
Money market	$2,874,336	$2,968,415
Mutual funds	19,819,590	15,738,980
Extra Space Storage Inc. common stock	578,212	363,379

Total investments	23,272,138	19,070,774

Receivables:
Notes receivable from participants	728,043	598,600
Participant contributions	—	58
Employer contributions	—	46

Total assets available for benefits, at fair value	$24,000,181	$19,669,478

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Statement of Changes in

Assets Available for Benefits

For the Year Ended
December 31, 2010

Additions to assets attributed to:
Net appreciation in fair value of investments	$2,463,162
Interest and dividends	498,551

Net investment income	2,961,713

Contributions:
Participants	1,901,011
Employer	1,035,373
Rollover	74,057

Total contributions	3,010,441

Total additions	5,972,154

Additions to assets attributed to:
Benefits paid to participants	1,625,554
Administrative expenses	15,897

Total deductions	1,641,451

Net increase in assets available for benefits	4,330,703

Assets available for benefits:
Beginning of the year	19,669,478

End of the year	$24,000,181

See accompanying notes to financial statements.

Extra Space Management, Inc. 401(k) Plan

Notes to Financial Statements

1.               DESCRIPTION OF PLAN

The following description of the Extra Space Management, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers all employees of Extra Space Management, Inc. (the “Sponsor”) who have reached age 21.  Field employees are eligible after one year of service and corporate employees are eligible after 90 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Extra Space Storage, Inc. (the “Company”) appoints a committee to administer the Plan.  At December 31, 2010, the Plan Administrative Committee is comprised of four members of management with Fidelity Management Trust Company (“Fidelity” and or the “Trustee”) acting as Trustee.

Contributions

Contributions are made to the Plan by both employees and the Sponsor.  Employee contributions to the Plan are deferrals of the employee’s compensation made through a direct reduction of compensation in each payroll period.  Participating employees may contribute a percentage of their annual compensation up to 60% of eligible compensation or $16,500.  The Plan also provides participants who are age 50 or older by the end of the calendar year and who are making deferral contributions to the Plan the option to make catch-up contributions up to $5,500 for the year.  The Sponsor matches 100% of the employees’ pretax contributions not in excess of 3% of the employees’ compensation, plus 50% of the amount of the employees’ pretax contributions that exceed 3% of the employees’ compensation, the sum of which may not exceed 5% of the employees’ compensation.  The Plan Sponsor, at its discretion, may make an additional matching contribution, not to exceed 4% of the employees’ compensation.  Participants direct the investment of their contributions and the Sponsor’s match into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is adjusted for the participant’s contribution, the Sponsor’s matching contribution, expenses, and earnings and losses specifically identified with the participant’s investment account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and the Sponsor’s matching contributions.

Participant Loans

Participants may borrow from their Plan accounts up to an amount equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 5.25% to 10.25%.  The maturities of these loans range from January 1, 2011 to December 15, 2017.  Principal and interest are paid ratably by the participant through payroll deductions.

In accordance with the applicable accounting standards, loans to participants have been retrospectively classified separate of investments as a receivable.  This change is reflected throughout this document.  Loans to participants represent unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested benefits in his or her account.  Under certain circumstances, including financial hardship, participants may withdraw their contributions prior to the occurrence of these events.  The Plan Administrators make determinations related to hardship withdrawals.  Vested accounts for terminated employees which do not exceed $5,000 but are greater than $1,000 are automatically rolled over into an individual retirement account (IRA).  Accounts which are less than $1,000 are automatically distributed in a lump sum.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrators to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stocks were derived from quoted market prices as all of these instruments have active markets. The money market portfolio is stated at cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The valuation techniques used to measure fair value of participant loans, all of which mature by the end of 2017 and are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data.

Net appreciation (depreciation) in the fair value of investments includes realized and unrealized gains (losses) on investments, and is recognized in income currently.  Net unrealized gains (losses) represent the difference between the book value (which represents the prior year ending fair value, or cost if the investment was purchased during the year) and the fair value of investments held at year-end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Dividends and interest are reinvested as earned.

Administrative Expenses

The Sponsor pays all administrative expenses of the Plan, except for the loan processing fees and fees associated with additional participant services. The fees associated with loan processing and additional services are paid by the participant’s account.  Total administrative fees paid by the Sponsor were $15,897 for the year ended December 31, 2010.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Fair Value Measurements

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Fair Value Measurements - continued

The three levels are defined as follows:

Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

All investments in the Plan are valued using Level 1 inputs and are summarized below for the end of the year indicated.

	December 31,
	2010	2009
Mutual Funds:
Large Cap	$6,319,808	$5,159,899
Mid Cap	2,353,605	1,608,899
Small Cap	1,746,108	1,432,584
International	2,984,326	2,435,057
Blended Investment	2,573,645	1,923,665
Bond Investments	3,842,098	3,178,876

Total mutual funds	19,819,590	15,738,980

Short-Term Investments	2,874,336	2,968,415
Extra Space Storage, Inc. Common Stock	578,212	363,379

Total investments	$23,272,138	$19,070,774

The Plan’s valuation methodology used to measure the fair values of mutual funds, money market and common stocks were derived from quoted market prices as all of these instruments have active markets.

Recent Accounting Pronouncements and Reclassifications

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  ASU 2010-06 amended Accounting Standards Codification 820-10 to clarify certain existing fair value disclosures, to add new disclosure requirements for Levels 1 and 2, and to separate disclosures for purchases, sales, issuances, and settlements relating to Level 3 measurements.  ASU 2010-06 was effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010.  Other than requiring additional disclosures, the adoption of ASU 2010-06 did not have a material effect on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”).  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants in the statement of assets available for benefits.  Previously, loans to participants were required to be measured at their fair values and classified as investments.  ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.  The adoption of ASU 2010-25 did not change the reported amounts of participant loans from the amounts previously reported as of December 31, 2009.  Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.  Other than the reclassification requirements, the adoption of ASU 2010-25 did not have a material effect on the Plan’s financial statements.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest, and are secured by the participants’ account balances.  Interest income is recognized over the terms of the notes at the rate specified in the loan documents.  Fees related to notes receivable from participants are recorded as administrative expenses when they are incurred.  If a participant defaults, the carrying amount of the note receivable from the participant is eliminated and a benefit payment is recorded at the time the participant has a distributable event.

3.              PLAN INVESTMENTS

The following table presents the fair value of investments as of December 31, 2010 and 2009.  Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.  All investments are participant directed.

	2010	2009
Mutual Funds:
Fidelity Spartan U.S. Equity Index	$3,178,963	$2,668,914
PIMCO Total Return Fund	3,132,144	2,686,329
Fidelity International Discovery Fund	2,491,477	2,009,300
Fidelity Capital Appreciation Fund	2,176,211	1,998,136
MSIF Mid Cap Growth	1,736,007	1,291,844
Other Funds	7,104,788	5,084,457
Extra Space Storage Inc. Common Stock	578,212	363,379
Fidelity Retirement Money Market Portfolio	2,874,336	2,968,415

Total Investments	$23,272,138	$19,070,774

During 2010, the Plan’s investments in mutual funds and Extra Space Storage, Inc. common stock (including investments bought, sold and held during the year) appreciated in value as follows:

Mutual Funds	$2,269,276
Extra Space Storage Inc. common stock	193,886

$2,463,162

4.              RELATED PARTY TRANSACTIONS

As of December 31, 2010, the Plan’s investments consisted of mutual funds and common stock issued by the Trustee and participant loans extended to participants.  The Trustee is considered a party in interest because it manages the Plan’s assets.  Participants are also considered parties in interest.

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions.  As of December 31, 2010, the Plan held 33,166 shares of Company common stock.  Total outstanding Company common stock as of December 31, 2010, was 87,587,322 shares.

During the year ended December 31, 2010, the Plan had the following transactions involving the Company’s common stock:

Shares purchased	12,141
Shares sold	10,396
Cost of shares purchased	$354,609
Loss realized on shares sold	$(153,360)
Dividend income earned	$12,932

5.              RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities.  In general, these securities are exposed to various risks, such as interest rate, market, and credit in addition to changes in economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statements of assets available for benefits.

6.     PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.              INCOME TAX STATUS

The Plan has adopted a non-standardized prototype plan for which the Internal Revenue Service has issued an opinion letter dated October 9, 2003, covering the qualification of the Plan under the appropriate sections of the Internal Revenue Code.  The Plan Administrators believe that the Plan continues to operate in accordance with the requirements to qualify for tax-exempt status.  Accordingly, no provision for income taxes is included in the accompanying financial statements.

8.              UNCERTAIN TAX POSITIONS

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities.  Plan management has concluded that as of December 31, 2010, there are no uncertain tax positions that require either recognition or disclosure in the financial statements.  The Plan is subject to routine audits by taxing authorities for tax years for which the applicable statutes of limitations have not expired. There are currently no audits for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2007.

9.              DELINQUENT TRANSFERS OF PARTICIPANT CONTRIBUTIONS

The Sponsor was delinquent in transferring $44,776 in participant contributions to the Plan during the year ended December 31, 2010.  The Sponsor paid $38 in voluntary fiduciary corrective additional contributions throughout 2010 related to the delinquent transfers.

Extra Space Management, Inc. 401(k) Plan

Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

Employer Identification Number: 87-0405300

Plan Number: 001

(a)	(b)	(c)		(e)
Party in		Description	Number of
Interest	Identity of Issue	of Investments	Units	Current Value
*	Fidelity Spartan U.S. Equity Index	Mutual Fund	67,687	$3,178,963
	PIMCO Total Return Fund	Mutual Fund	248,734	3,132,144
*	Fidelity Retirement Money Market Portfolio	Money Market	2,874,336	2,874,336
*	Fidelity Capital Appreciation Fund	Mutual Fund	93,240	2,491,477
*	Fidelity International Discovery Fund	Mutual Fund	66,204	2,176,211
	Morgan Stanley Institutional Fund Trust Mid Cap	Mutual Fund	47,303	1,736,007
	Loomis Sayles Small Cap Value Fund	Mutual Fund	46,107	1,187,059
*	Fidelity Balanced Fund	Mutual Fund	58,130	1,174,336
*	Fidelity Capital & Income Fund	Mutual Fund	57,140	709,954
	Janus Overseas	Mutual Fund	8,904	702,112
	GS Mid Cap Value A	Mutual Fund	10,940	617,598
*	Extra Space Storage, Inc. Common Stock	Common Stock	33,166	578,212
	Royce Value Plus Fund	Mutual Fund	40,368	559,049
*	Freedom Fund 2020	Mutual Fund	31,325	524,124
	American Beacon Investor Class (Lg Cap Val)	Mutual Fund	23,814	507,464
*	Freedom Fund 2040	Mutual Fund	15,493	217,095
*	Freedom Fund 2030	Mutual Fund	8,644	197,219
	Davis NY Venture Fund, Inc. Class A	Mutual Fund	3,287	141,904
*	Freedom Fund 2035	Mutual Fund	12,110	134,963
*	Freedom Fund 2045	Mutual Fund	5,535	120,973
*	Fidelity Spartan International Index Fund	Mutual Fund	1,420	106,003
*	Freedom Fund 2025	Mutual Fund	4,256	68,635
*	Freedom Fund 2015	Mutual Fund	5,949	54,206
*	Freedom Fund 2050	Mutual Fund	2,215	40,985
*	Freedom Fund Income	Mutual Fund	1547	23,957
*	Freedom Fund 2010	Mutual Fund	3,554	7,690
*	Freedom Fund 2000	Mutual Fund	268	7,139
*	Freedom Fund 2005	Mutual Fund	156	2,323
*	Fidelity Value Fund	Mutual Fund	1	—

*	Loans to participants, at cost, which approximates fair value, at interest rates ranging from 5.25% to 10.25% and maturities ranging from January 1, 2011 to December 15, 2017.			728,043

				$24,000,181

* Denotes a party-in-interest as defined by ERISA. Note: Column (d), cost, has been omitted as all investments are participant directed

See accompanying report of independent registered public accounting firm.

Extra Space Management, Inc. 401(k) Plan

Schedule H, Part IV, Line 4a

Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2010

Employer Identification Number: 87-0405300

Plan Number: 001

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions	Corrective Additional Contributions Made by Plan Sponsor *
$44,776	$44,776	$38

* The plan sponsor made this corrective contribution payment in February and June 2010.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extra Space Management, Inc. 401(k) Plan

Date: June 23, 2011	/s/ Kent W. Christensen
Kent W. Christensen
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)